UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number  000-00179
Cusip Number 697116-10-1

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K           [  ] Form 11-K          [  ] Form 20-F           [X] Form 10-Q          [  ] Form N-SAR

For Period Ended: June 30, 2005
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________________

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Palmetto Real Estate Trust
Full name of registrant

Former name if applicable

45 Liberty Lane
Address of principal executive office (Street and number)

Greenville, South Carolina 29607
City, state and zip code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X]	quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Palmetto Real Estate Trust is in the process of responding to a comment letter from the SEC regarding its Form 10-KSB, as amended, for the year ended December 31, 2004. The comment letter relates primarily to whether a portion of the cost of properties acquired by Palmetto should be allocated to in-place tenant leases rather than to the properties, which would consequently affect the amount of amortization and depreciation expense Palmetto would recognize each year. Palmetto has recently engaged an independent accounting firm, Elliott Davis LLC, to assist with the analysis necessary to respond to the SEC inquiry. Elliott Davis had not completed its analysis prior to the filing deadline of the second quarter 10-QSB. If Palmetto makes any changes to its accounting as a result of this analysis, the changes would affect its quarterly report on Form 10-QSB as well as its Form 10-KSB. As a result, Palmetto was unable to complete the financial statements for the second quarter Form 10-QSB prior to the filing deadline without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

                                   Neil E. Grayson                                (864)                                      250-2235
                                            (Name)                                (Area Code)                      (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes |X| No

Palmetto inadvertently failed to file its proxy statement for its 2005 annual meeting of shareholders with the SEC. Consequently, Palmetto’s Form 10-KSB, which was to incorporate by reference information from the proxy statement, was not complete. Palmetto is in the process of both filing the proxy statement and amending its Form 10-KSB to include the information which would have been incorporated by reference from the proxy statement had the proxy statement been filed by April 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, Palmetto is in the process of responding to a comment letter from the SEC regarding its Form 10-KSB, as amended, for the year ended December 31, 2004. The comment letter relates primarily to whether a portion of the cost of properties acquired by Palmetto should be allocated to in-place tenant leases rather than to the properties. If Palmetto determines that it should have allocated a portion of the acquisition cost of any of its properties to any in-place tenant leases on those properties, Palmetto’s expenses for the periods following the acquisitions would be increased due to the shorter time period over which the cost related to the in-place leases would be amortized. In this event, Palmetto’s net income for such periods would be proportionately reduced. Palmetto has not completed its analysis of this matter yet, but at this time believes that the amount of any decrease in net income would not exceed $50,000 for the year ended December 31, 2004. Palmetto does not believe there will be any significant change in results of operations for the six months ended June 30, 2005 from the corresponding period for the last fiscal year.

                     Palmetto Real Estate Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	/s/ William J. Ables, Chairman
William J. Ables, Chairman